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 FORM 4
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[ ] Check this box if no longer                                                                                   OMB APPROVAL
    subject to Section 16. Form 4                                                                          -------------------------
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                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, DC 20549

                                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                   Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker Trading Symbol            6. Relationship of Reporting
                                                                                                   Person(s) to Issuer
                                                 Sento Corporation ("SNTO")                    (Check all applicable)
  O'Neal,         Patrick          F.                                                            [X] Director     [ ] 10% Owner
-----------------------------------------------------------------------------------------------  [X] Officer(give [ ] Other (specify
 (Last)           (First)        (Middle)  3. IRS Identification   4.Statement for Month/Day/Year    title below             below)
                                              Number of Reporting                                  President & CEO
 808 East Utah Valley Drive                   Person, if an entity     April 23, 2003             --------------------------------
------------------------------------------        (voluntary)      ---------------------------- ------------------------------------
               (Street)                                            5. If Amendment, Date        7. Individual or Joint/Group Filing
                                                                      of Original                   (Check Applicable Line)
                                                                      (Month/Year)                 [X] Form filed by One Reporting
                                                                                                       Person
                                                                                                   [ ] Form filed by More than One
   American Fork,     Utah            84003                                                            Reporting Person
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  (City)            (State)           (Zip)    TABLE 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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 1. Title of Security  2. Trans-  2A.      3. Transaction  4. Securities Acquired(A)  5. Amount of       6.Owner-      7. Nature of
    (Instr. 3)            action  Deemed      Code            or Disposed of (D)         Securities        ship           Indirect
                          Date    Execution   (Instr.8)       (Instr. 3,4 and 5)         Beneficially      Form:          Beneficial
                                  Date, if   --------------  -------------------------   Owned at End      Direct (D)     Ownership
                                  any                                                    of Month          or Indirect
                          (Month/ (Month/                            (A)
                           Day/    Day/                              or
                           Year)   Year)    Code     V      Amount   (D)      Price      (Instr. 3 and 4)  (I) (Instr.4)   (Instr.4)
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Common Stock                                                                                 2,500(4)            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction on 4(b)(v).


                                                   Persons who respond to the collection of information contained             (Over)
                                                   in this form are not required to respond unless the form           SEC 1474(9-02)
                                                   displays a currently valid OMB control number.


FORM 4 (CONTINUED)               Table II -- Derivative Securities Acquired, Disposed of, or Benficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of  2.Conver-  3.Trans- 3A.     4.Tansac- 5.Number of  6.Date Exercis- 7.Title and  8.Price  9.Number   10.Owner-  11.Nature
  Derivative  sion or    action Deemed    tion      Derivative   able and        Amount of    of       of Deri-    ship       of In-
  Security    Exercise   Date   Execution Code      Securities   Expiration      Underlying   Deri-    vative      Form of    direct
 (Instr.3)    Price of  (Month/ Date, if (Instr.8)  Acquired     Date            Securities   vative   Secur-      Deriva-    Bene-
              Deri-      Day/   any                 (A) or      (Month/Day/     (Intr. 3      Secu-    ities       tive       ficial
              vative     Year)  (Month/             Disposed     Year)           and 4)       rity     Benefi-     Security:  Owner-
              Security          Day/                of (D)     --------------- ------------   (Instr.  cially      Direct     ship
                                Year)               (Instr.3,                        Amount    5)      Owned       (D) or    (Instr.
                                                     4 and 5)                        or                at End      Indirect   4)
                                                               Date     Expir- Title Number            of          (I)
                                         --------------------  Exer-    ation        of                Month       (Instr.4)
                                         Code   V    (A)  (D)  cisable  Date         Shares            (Instr.4)
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Common                                                                                                                        Joint
Stock          $2.25 per                                       04/08/   04/08/ Common                                         with
Warrants       share                                           04(2)    06(2)  Stock   6,250    $250      6,250(4)    I       Spouse
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                                                                                                                              Joint
Convertible    $1.75 per                                       04/08/   04/08/ Common                                         with
Debentures     share                                           04(3)    06(3)  Stock  14,143    $24,750  14,143(3)    I       Spouse
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                                                               01/23/   01/23/ Common
Options        $3.72                                             02       05   Stock  83,750   $311,550  83,750(4)    D
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                         4/23/                                          04/23/ Common
Options        $1.60(1)   03              A         20,000      (5)       13   Stock  20,000   $32,000   20,000       D
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Explanation of Responses:

(1) Market price as of 4/23/2003
(2) Each warrant is exercisable for two years commencing April 8, 2004, and are redeemable by the Company at any time that it has an effective registration statement for resale of the warrant shares and the Company's common stock trades above $4.00 per share for 30 consecutive trading days.
(3) The Convertible Debentures are due and payable on February 28, 2006.  At any time after one year, the holder may convert any or all of the principal of the Convertible Debentures into shares ofCommon Stock at a conversion price of $1.75 per share.
    The Company may deem the Convertible Debentures at any time that the Company's common stock trades above $4.00 per share for a period of 30 consecutive trading days, as long as there is an effective registration statement for resale of the conversion shares.
(4) Previously reported.
(5) The grant vests 1/4 after the 1st year and then the remaining 3/4 vests 1/36th per month for the remaining 36 months.



         by: /s/ Patrick F. O'Neal           4/23/03
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          Signature of Reporting Person       Date


(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.
